February 24, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Umpqua Holdings Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 23, 2015. This disclosure can be found under Item 9B – Other Information. Umpqua Holdings Corporation previously reported information regarding activities of deemed affiliates of a former affiliate Warburg Pincus LLC in Quarterly Reports on Form 10-Q filed on August 5 and November 7, 2014. During the fourth quarter of 2014, none of the Company, its subsidiaries or affiliates engaged in any reportable transactions with Iran or with persons or entities related to Iran.

Sincerely,
Umpqua Holdings Corporation

By: /s/ Andrew H. Ognall
Name: Andrew H. Ognall
Title: Executive Vice President, General Counsel and Secretary